[Graphic Omitted]                                                      EXHIBIT A




For Immediate Release

For Further Information Contact:
Yoram Ashery                                           Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       Phone: (866) GIVEN IR
                                                       flazar@lazarpartners.com
                                                       dcarey@lazarparters.com


          GIVEN IMAGING LTD. FILES REGISTRATION STATEMENT FOR PROPOSED
                       PUBLIC OFFERING OF ORDINARY SHARES

YOQNEAM, Israel - May 24, 2004 - Given Imaging Ltd. (NASDAQ: GIVN) announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of its ordinary shares.

The Company expects to sell 1,500,000 ordinary shares and certain selling shareholders expect to sell 1,005,000 ordinary shares. In addition, certain selling shareholders will sell up to 375,750 additional shares if the underwriters exercise their overallotment option. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering, and CIBC World Markets and Wells Fargo Securities are co-managers.

Given Imaging develops, manufactures and markets diagnostic products for disorders of the gastrointestinal tract. The company has developed a proprietary approach to visual examination of the gastrointestinal tract through the use of miniaturized video camera contained in a disposable capsule. The capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder.

The offering of the ordinary shares is made only by means of a prospectus which, when available, may be obtained by writing or calling the prospectus departments of either Merrill Lynch at 4 World Financial Center, New York, NY 10080, (212) 449-1000, or Citigroup Global Markets Inc., 140 58th Street, Brooklyn, NY 11220,
(718) 765-6732.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares of Given Imaging, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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This press release contains forward-looking statements about Given Imaging with respect to its planned public offering within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: market perceptions of our planned public offering, decisions made by the selling shareholders, and factors affecting our business, such as changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.